Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 16, 2013

Q3 2013
PUBLICIS
GROUPE

DISCLAIMER
This presentation contains forward-looking statements. The use of the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2012 Registration Document filed with the French financial markets authority (AMF).
PUBLICIS
GROUPE

Q3 2013
(EUR million)
Q3 YTD
REVENUE 1,675 5,026
Var. 2013/2012 +3.0% +6.7%
Var. excl. Forex +9.3% +10.1%
Organic Growth +3.5% +3.3%
ON TRACK 3
PUBLICIS
GROUPE

Q3 2013
HIGHLIGHTS
Context
Uncertainties in Europe
Economic slowdown in Brazil and China
Syria conflict risk
Publicis Groupe
Europe: positive trend
Bric-Missat: contrasted performances
Healthcare: slow pick-up Digital: double digit growth
PUBLICIS
GROUPE

Q3 2013
NET NEW BUSINESS
YTD USD 3.4 billion

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PUBLICIS
GROUPE

Q3 2013
REVENUE BY GEOGRAPHY
(EUR million) Q3 2013 Q3 2012 Organic Growth Q3 2013 Var. 2013 vs 2012
Europe (*) 469 429 +0.4% +9.3%
North America 825 805 +4.5% +2.5%
BRIC + MISSAT (**) 217 220 +1.5% -1.4%
Row 164 173 +10.1% -5.2%
Total 1,675 1,627 +3.5% +3.0%
(*) : Europe excluding Russia and Turkey
(**) : MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey
+9,3% excl. Forex

PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
ORGANIC GROWTH BY GEOGRAPHY
(EUR million) Sept. 30 2013 YTD Sept. 30 2012 YTD Organic Growth YTD 2013 Var. 2013 vs 2012
Europe (*) 1,439 1,308 -2.3% +10.0%
North America 2,455 2,312 +5.5% +6.2%
BRIC + MISSAT (**) 651 605 +4.1% +7.6%
Row 481 486 +7.6% -1.0%
Total 5,026 4,711 +3.3% +6.7%
(*) : Europe excluding Russia and Turkey
(**) : MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey
+10.1% excl.Forex
PUBLICIS
GROUPE

SEPTEMBER 30,2013 - YTD
REVENUE BY REGION IN US DOLLARS
(USD million) Sept YTD 2013 Sept YTD 2012 Var. 2013/2012
Europe (*) 1,895 1,675 +13.1%
North America 3,233 2,961 +9.2%
BRIC + MISSAT (**) 858 679 +26.4%
ROW 633 590 +7.3%
Total Groupe 6,619 5,788 +14.4%
(*) : Europe excluding Russia and Turkey
(**) : MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey
All entities translated into US dollars using the following average exchange rates:
2013: 1 USD = 0.75931 EUR
2012: 1 USD = 0.78078 EUR
PUBLICIS
GROUPE

Q3 2013
ORGANIC GROWTH RATE BY COUNTRY
Organic Growth Rate Q3 2013 YEAR TO DATE 2013
Above 10% Netherlands, Austria, Portugal, Poland, Turkey, Argentina, Venezuela, Chile, Australia, Thailand, South Africa, Saudi Arabia Netherlands, Turkey, Argentina, Venezuela, Chile, Colombia, New Zealand, Saudi Arabia
From 5 to 10% UK, Switzerland, Canada, Mexico, New Zealand, Korea USA, Australia, Greater China
From 0 to 5% USA, Brazil, Colombia, Greater China, Japan UK, Germany, Switzerland, Poland, Canada, Brazil, Japan, Singapore
Below 0% France, Germany, Spain, Italy, Greece, Singapore, Arab Emirates, Israel France, Spain, Italy, Greece, Arab Emirates, Israel

PUBLICIS
GROUPE

DIGITAL
YTD 2012 YTD 2013 Q3 2013
% of Group revenue 33.3% 37.6% 39.0%
EUR Million
1,569 1,890 652
Organic Growth + 11.5% + 12.3%
PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
DIGITAL REVENUE BY GEOGRAPHY
(EUR million) PUBLICIS % of Digital revenue % of Digital in total Ad Spend (***)
Europe (*) 31.2% 23.5%
North America 51.8% 22.3%
BRIC + MISSAT (**) 13.6% 15.2%
Row 16.8% 19.3%
Total 37.6% 20.5%
(*) : Europe excluding Russia and Turkey
(**) : MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey
(***) : Source ZO
PUBLICIS
GROUPE

FAST GROWING MARKETS
YTD 2012 YTD 2013 Q3 2013
% of Group revenue 24.8% 24.1% 24.1%
EUR Million 1,168 1,209 403
Organic Growth + 5.3% + 5.2%

PUBLICIS
GROUPE

YTD 2013:
ORGANIC GROWTH BY REGION AND ACTIVITY
Europe (*) North America BRIC + MISSAT ROW Total
Digital +6.6% +11.3% +26.2% +25.3% +11.5%
Analog -5.1% - +1.6% +4.8% -0.8%
Total -2.3% +5.5% +4.1% +7.6% +3.3%
* Europe excluding Russia and Turkey
PUBLICIS
GROUPE

FINANCE
PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
NET DEBT
In € million
Net Debt
Average net Debt
524 550 764 584
September 30 2012 September 30 2013 September YTD 2012 September YTD 2013

PUBLICIS
GROUPE

GROSS DEBT AT SEPTEMBER 30, 2013
SPLIT BY MATURITY
(EUR million) Total Oct 2013 - Sep 2014 Oct 2014 - Sep 2015 Oct 2015 - Sep 2016 Oct 2016 - Sep 2017 Oct 2017 onwards
Oceane 2018* 128 128 - - - -
Eurobond 2015 263 - 263 - - -
Oranes 41 41 - - - -
Earn-out / Buy-out 380 214 88 68 8 2
Other debt** 554 462 12 - - 80
Total gross debt 1,366 845 363 68 8 82
No Covenants
* Put Option in January 2014
** Including fair value of associated derivatives

PUBLICIS
GROUPE

LIQUIDITY AT SEPTEMBER 30, 2013
(EUR million) Total Drawn Available
Committed Facilities:
364-day revolving credit facilities 205 165 40
5-year revolving credit facilities * 506 - 506
5-year syndicated facility (Club Deal) ** 1,200 1,200
Total Committed Facilities 1,911 165 1,746
Cash and Marketable Securities 816 - 816
Total Liquidity 2,727 165 2,562
Groupe other uncommitted Facilities 557 65 492
*400m€ maturing 2018, 56m€ maturing 2017, 50m€ maturing 2014
** Maturing 2016
PUBLICIS
GROUPE

PUBLICIS OMNICOM MERGER UPDATE
PUBLICIS
GROUPE

Publicis Omnicom Merger
Publicis and Omnicom: A merger of the two “Best in class”
Strongest track records of financial performances in the industry
Two solid balance sheets: ability to invest and make acquisitions
Strong cash flow generation for shareholders
Advantages of scale
Full spectrum of disciplines and geographies, at scale
Leveraging Digital Platforms and capabilities
Partnering with technology companies and extending strong relationships across a larger group of agencies
Developing new Big Data approach

PUBLICIS
GROUPE

Publicis Omnicom Merger
Big ideas and creativity will not be replaced by algorithms
Clients are looking for ideas and executions and working across all mediums
Publicis and Omnicom have the creativity and expertise with new technologies that is the winning formula for clients
Publicis always believes in IQ+TQ+EQ
This merger will give Omnicom and Publicis employees higher opportunities
Publicis employees will benefit from Omnicom’s talent development programs
More opportunities thanks to new size
The proposed merger is the combination of the two best-managed companies in the industry Reaction from employees and clients is very positive

PUBLICIS
GROUPE

Publicis Omnicom Merger on track
Anti-trust filings made in most of the jurisdictions
US: filed at the beginning of October; FTC review proceeding
Europe: draft notification discussed with the Commission since mid September
China: draft filing has been provided to MOFCOM according to local procedures
Clearance already obtained in Korea and South Africa
Management meeting of executives from both companies to be held in October
Integration committee to meet in October
Closing expected in Q1 2014

PUBLICIS
GROUPE

ORANE HOLDERS MEETING OCTOBER 10th 2013
ORANE holders unanimously agreed the merger with Omnicom
ORANE holders unanimously agreed the early redemption of ORANES in exchange of Publicis shares at completion of the merger
ORANE holders unanimously approved the calculation of the accrued coupon
A positive step towards the merger and balance sheet simplification

PUBLICIS
GROUPE

OUTLOOK
PUBLICIS
GROUPE

2013 AD SPEND FORECASTS AT +3.5%
Worldwide
United States
Japan
United Kingdom
Germany
China
France
Italy
Spain
Brazil
Ad Agencies Revenue Growth Estimate
2013 Forecast
As of September 2013*
+3.5% +3.4% +1.9% +2.9% -1.5% +10.1% -2.5% -14.2% -9.9% +5.0% +2.3%
2013 Forecast
As of December 2012*
+4.1% +3.5% +1.4% +2.5% +1.6% +10.2% -1.4% -3.9% -5.2% +8.8% +2.7%
(*) ZenithOptimedia Major Media Ad Forecasts for 2013 current prices (%)

PUBLICIS
GROUPE

2013 GROWTH TRENDS
Europe: slight growth expected in Q4 2013
USA: solid and sustainable growth shutdown consequences?
ROW/BRIC: single digit growth in China and Brazil
Digital: double digit growth
Reminder: As always, possible investments adjustments in Nov. and Dec. according to corporations’ results

PUBLICIS
GROUPE

PUBLICIS GROUPE INTERNAL OBJECTIVES
ORGANIC GROWTH INTERNAL OBJECTIVE +3.5/+3.6%
OPERATING MARGIN: SLIGHT IMPROVEMENT IN 2013

PUBLICIS
GROUPE

APPENDIX
PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
REVENUE BY GEOGRAPHY
49%
30%
6%
3%
12%

PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
REVENUE BY ACTIVITY
Media
17%
17% in 2012
SAMS
17%
19% in 2012
Advertising
28%
31% in 2012
Digital
38%
33% in 2012

PUBLICIS
GROUPE

SEPTEMBER 30, 2013 - YTD
REVENUE BY SECTOR
September YTD 2013
5%
4%
5%
11%
13%
13%
16%
33%
FMCG
TMT
Healthcare
Automotive
Financial
Leisure/Energy/Luxury
Retail
Others
September YTD 2012
4%
4%
5%
11%
13%
13%
16%
34%
Based on 1,811 clients representing 84% of Group revenue

PUBLICIS
GROUPE

SEPTEMBER 30, 2013 – YTD
SPLIT OF REVENUES BY SECTOR DIGITAL vs. ANALOG
26%
+400bp
74%
FMCG
54%
+500bp
TMT
46%
39%
+500bp
61%
Healthcare
38%
+100bp
62%
Automotive
60%
+200bp
40%
Financial
44%
+600bp
56%
Leisure/Energy/Luxury
38%
+900bp
62%
Retail
+ x.x bp is the variation vs 2012 Digital weight
Analog
Digital
Based on 1,811 clients representing 84% of Group revenue

PUBLICIS
GROUPE

Q3 2013 and SEPTEMBER 30, 2013 – YTD
REVENUE & ORGANIC GROWTH CALCULATION
(EUR million) H1 2013 Q3 2013 Sep. YTD
2012 Revenue 3,084 1,627 4,711
Currency impact (53) (95) (148)
2012 Revenue at 2013 exchange rate (a) 3,031 1,532 4,563
2013 Revenue before impact of acquisitions (1) (b) 3,129 1,586 4,715
Revenue from acquisitions (1) 222 89 311
2013 Revenue 3,351 1,675 5,026
Organic Growth (b/a) +3.2% +3.5% +3.3%
Currency impact (EUR million)
GBP (16)
USD (62)
Others (70)
Total (148)
(1) Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBI, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana) net of disposals
2013: 1 USD = 0.75931EUR
1 GBP = 1.17360 EUR

PUBLICIS
GROUPE

AT SEPTEMBER 30, 2013
NET DEBT SPLIT BY CURRENCY
(EUR million) Total EURO USD GBP Others
Oceane 2018 128 128
Eurobond 2015 263 263
Orane 41 41
Earn-out / Buy-out 380 36 60 28 256
Other * 554 825 (15) (37) (219)
Cash and marketable securities (816) (239) (14) (9) (554)
Net debt (Cash) 550 1,054 31 (18) (517)
* Including fair values of associated derivatives

PUBLICIS
GROUPE

AT SEPTEMBER 30, 2013
NET DEBT SPLIT BY RATE
(EUR million) Total Earn-out / Buy-out Fixed Rate
Variable Rate
Oceane 2018 128 128
Eurobond 2015 263 263
Orane 41 41
Other debt* 554 80 474
Total gross debt excl. Earn-out / Buy-out 986 512 474
Earn-out / Buy-out 380 380
Cash and marketable securities (816) (816)
Net debt (Cash) 550 380 512 (342)
* Including fair values of associated derivatives

PUBLICIS
GROUPE

Q3 2013
REVENUE BY GEOGRAPHY – OLD SPLIT
(EUR million) Q3 2013 Q3 2012 Organic Growth Q3 2013 Var. 2013 vs 2012
Europe 489 451 +0.4% +8.4%
North America 825 805 +4.5% +2.5%
Asia Pacific 207 211 +3.4% -1.9%
Latin America 107 113 +9.0% -5.3%
Middle East Africa 47 47 +7.4% -
Total 1,675 1,627 +3.5% +3.0%

PUBLICIS
GROUPE

SEPTEMBER 30, 2013 – YTD
REVENUE BY GEOGRAPHY – OLD SPLIT
(EUR million) Sept. 30 2013 YTD Sept. 30 2012 YTD Organic Growth YTD 2013 Var. 2013 vs 2012
Europe 1,505 1,376 -2.1% +9.4%
North America 2,455 2,311 +5.5% +6.2%
Asia Pacific 605 576 +5.7% +5.0%
Latin America 323 319 +5.8% +1.3%
Middle East Africa 138 129 +7.2% +7.0%
Total 5,026 4,711 +3.3% +6.7%

PUBLICIS
GROUPE

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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